May 24, 2007

Kristi Marrone

Securities and Exchange Commission

Washington, DC 20549

Dear Kristi Marrone,

The following are our responses to your comment letter dated December 28, 2006:

Item 6 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Overview, page 13

1.

Results have been and are subject to be impacted by a multiple of factors and materiality of one factor in one period is difficult to determine.  Many factors are stated in the form of standard/full disclosure.  In future filings we will be more specific as to the impact that fluctuations from quarter to quarter have had on our historical operations as well as the impact that they may have on future operations.

Results of Operations, page 14

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, page 14

2.

In future filings we intend to include a discussion of the changes of major line items on our statement of operations.  Such discussion has been included in our most recently filed Form 10-KSB 2006 and Form 10-QSB 2007 Q1.

Liquidity and Capital Resources, page 14

3.

In future filings we intend to discuss any known trends, events or uncertainties that have had or are reasonably likely to have material impact on our liquidity.  We believe our most significant trend and/or uncertainty is our limited funding sources, therefore; we have included additional comments regarding such limited funding in our most recently filed Form 10-KSB 2006 and Form 10-QSB 2007 Q1.

Notes to Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-7

4.

We have amended our accounting policy disclosure relating to revenue recognition to read as follows:

a.

Sales generally are recorded after receipt of a written purchase order by the buyer, the issue of a written sales agreement by the Company that requires the signatures of the authorized representatives of the Company and its customer which is binding, and shipment of the product to the customer (when title and risks and rewards of ownership have passed), or when services are rendered to third-parties.

www.MediaREADYInc.com • 888 East Las Olas Boulevard • Suite 710 • Fort Lauderdale, FL 33301

Phone 954.527.7780   Fax 954.527.7772

b.

Consignment sales are not initially recognized because the Company considers that it still retains the risks and rewards of ownership.  Revenue is not recognized until an actual sale occurs to a third-party.

We believe that this disclosure meets the requirements of SAB 101 for the following reasons:

a.

Persuasive evidence of an arrangement exists, with the receipt of an official written purchase order.

b.

Delivery has occurred or services have been rendered.  No sale is recognized until delivery of the product to the customer, at which time the risks and rewards of ownership pass to the buyer.  Service revenue is not recognized until the services are performed.  Sales on consignment are not booked to revenue until an actual sale to a third-party occurs.

c.

The seller’s price to the buyer is fixed or determinable.  The selling price is fixed prior to shipment and is evidenced on the purchase order.

d.

Collectibility is reasonably assured.  There are no cancellation or termination clauses within any sales contracts or sales orders.

The above referenced disclosure was included in our most recently filed Form 10-KSB 2006 and Form 10-QSB 2007 Q1.

Note 6 – Inventory, page F-9

5.

The only type of inventory that the Company has is finished goods and we have now stated this in the financial statements.  We have expanded our explanation of inventory within the relevant accounting policy note as you requested, in our most recently filed Form 10-KSB 2006 and Form 10-QSB 2007 Q1.

Note 9 – Notes Payable, page F-9

6.

The date on page 14 is not consistent with the date on page F9 of the notes to the financials; the date on page 14 should have stated December 3, 2005.  Conversions take place regularly each quarter.  We have revised our accounting to record the embedded conversion feature and have now insured that the accounting meets the requirements of SFAS 133.  In this regard we plan to re-state and re-file our financial statements for the 2005 10-KSB and the 2006 Q1, Q2 and Q3 in the near future.  Comparatives on the Form 10-KSB 2006 and Form 10-QSB 2007 Q1 incorporate the correct accounting treatment.

Note 12 – Commitments, page F-10

7.

Accounting for the stock issued to the EVP of Sales and Marketing and the warrants issued to the Chief Technology Officer is being revised to comply with SFAS 123R.  We plan to re-state and re-file our financial statements for the 2005 10KSB and the 2006 Q1, Q2 and Q3 in the near future.  Comparatives on the Form 10-KSB 2006 and Form 10-QSB 2007 Q1 incorporate the correct accounting treatment.

Exhibit 31.1

8.

We plan to shortly amend to correct Exhibit 31.1 as discussed in your correspondence.

I hope this letter serves to answer you comments.

Thank you,

/s/ Jeffrey Harrell

Jeffrey Harrell,

President/CEO

May 24, 2007

Kristi Marrone

Securities and Exchange Commission

Washington, DC 20549

Dear Kristi Marrone,

The following is our response to your comment letter dated March 22, 2007:

Form 8-K filed March 16, 2007

1.

Please see paragraph 2 which speaks to the dismissal of the accountant.  Accordingly it would not appear that an amendment to the Form 8-K is necessary.

I hope this letter serves to answer you comment.

Thank you,

/s/ Jeffrey Harrell

Jeffrey Harrell,

President/CEO

www.MediaREADYInc.com • 888 East Las Olas Boulevard • Suite 710 • Fort Lauderdale, FL 33301

Phone 954.527.7780   Fax 954.527.7772